QUANTUM CORPORATION
224 Airport Parkway, Suite 550
San Jose, CA 95110

August 20, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Quantum Corporation - Registration Statement – Form S-3
File No. 333-258922

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quantum Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S‑3 (File No. 333-258922) (as amended, the “Registration Statement”) be declared effective on August 24, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of James J. Masetti and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes James J. Masetti and Julie Park of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4754, or in his absence, Julie Park at (650) 233-4067.

[Signature Page Follows]

Sincerely,

QUANTUM CORPORATION

By: /s/ Brian E. Cabrera
Brian E. Cabrera
Senior Vice President, Chief Legal and Compliance Officer, and Secretary

cc: James J. Masetti
Julie Park